Neovasc Inc. CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (Expressed in U.S. dollars)

NEOVASC INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars) (Unaudited)

	Notes	June 30, 2021	December 31, 2020

ASSETS
Current assets
Cash and cash equivalents	6	$63,294,878	$12,935,860
Accounts receivable	7	1,213,450	987,057
Finance lease receivable	8	93,466	95,849
Inventory	9	1,387,718	839,472
Research and development supplies	9	11,852	167,378
Prepaid expenses and other assets	10	969,740	705,471
Total current assets		66,971,104	15,731,087

Non-current assets
Restricted cash	11	483,714	470,460
Right-of-use asset	12	643,445	830,551
Finance lease receivable	8	-	42,841
Property and equipment	13	215,024	803,280
Deferred loss on 2021 derivative warrant liabilities	16	12,705,147	-
Total non-current assets		14,047,330	2,147,132

Total assets		$81,018,434	$17,878,219

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$6,422,130	$7,243,500
Lease liabilities	15	290,957	342,910
2019 Convertible notes	16	38,633	38,633
2020 Convertible notes, warrants and derivative warrant liabilities	16	37,839	37,525
Total current liabilities		6,789,559	7,662,568

Non-current Liabilities
Lease liabilities	15	426,699	596,881
2019 Convertible notes	16	6,544,895	6,156,724
2020 Convertible notes, warrants and derivative warrant liabilities	16	2,077,415	1,484,529
2021 Derivative warrant liabilities	16	1,745,600	-
Total non-current liabilities		10,794,609	8,238,134

Total liabilities		$17,584,168	$15,900,702

Equity
Share capital	17	$439,679,546	$369,775,383
Contributed surplus	17	38,783,708	35,045,056
Accumulated other comprehensive loss		(8,601,354)	(7,615,717)
Deficit		(406,427,634)	(395,227,205)
Total equity		$63,434,266	$1,977,517

Total liabilities and equity		$81,018,434	$17,878,219

Going Concern and Uncertainty (see Note 1(c) and 5(d))

Contingent Liabilities and Provisions (see Note 23)

Subsequent Events (see Note 24)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and six months ended June 30, 2021 and 2020
(Expressed in U.S. dollars) (Unaudited)

	Notes	For the three months ended June 30		For the six months ended June 30
		2021	2020	2021	2020

REVENUE	18	$633,068	$284,047	$1,084,862	$816,942
COST OF GOODS SOLD		109,106	74,669	181,499	199,232
GROSS PROFIT		523,962	209,378	903,363	617,710

EXPENSES
Selling expenses	20	832,812	452,514	1,470,791	1,006,043
General and administrative expenses	20	5,042,804	3,825,510	10,335,373	6,313,012
Product development and clinical trials expenses	20	3,740,887	4,589,724	8,362,315	9,113,130
		9,616,503	8,867,748	20,168,479	16,432,185

OPERATING LOSS		(9,092,541)	(8,658,370)	(19,265,116)	(15,814,475)

OTHER INCOME/(EXPENSE)
Interest and other income		39,733	24,981	49,753	58,650
Interest and other expense		(278,154)	(566,886)	(318,563)	(537,550)
Gain/(loss) on foreign exchange		15,057	(125,002)	(20,238)	(125,653)
Unrealized gain on warrants, derivative liability warrants and convertible notes	16	2,809,340	369,849	15,259,393	3,502,831
Realized gain/(loss) on exercise or conversion of warrants, derivative liability warrants and convertible notes	16	219,307	(835,880)	(1,895,344)	(979,630)
Amortization of deferred loss		(2,761,152)	(135,082)	(5,026,442)	(135,082)
		44,131	(1,268,020)	8,048,559	1,783,566
LOSS BEFORE TAX		(9,048,410)	(9,926,390)	(11,216,557)	(14,030,909)

Tax refund/(expense)		15,396	1,075	16,128	(5,997)
LOSS FOR THE PERIOD		$(9,033,014)	$(9,925,315)	$(11,200,429)	$(14,036,906)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD
Fair market value changes in convertible notes due to changes in own credit risk		(280,051)	(2,309,141)	(985,637)	(870,956)
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD		$(9,313,065)	$(12,234,456)	$(12,186,066)	$(14,907,862)

LOSS PER SHARE
Basic and diluted loss per share	21	$(0.13)	$(0.81)	$(0.19)	$(1.21)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars) (Unaudited)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity

Balance at January 1, 2020		$328,460,681	$29,766,225	$(6,140,507)	$(366,532,164)	$(14,445,765)
Issue of share capital on public offering (net of share issuance costs)		15,354,661	3,045,888	-	-	18,400,549
Issue of share capital on conversion of notes	17(a)	1,293,093	-	-	-	1,293,093
Issue of Broker warrants	17(a)	(505,268)	948,545	-	-	443,277
Issue of shares capital on exchange of warrants	17(b)	1,447,582	(1,447,582)	-	-	-
Issue of share capital on exercise of stock options	17(b)	378	(174)	-	-	204
Share-based payments	20	-	2,087,437	-	-	2,087,437
Transactions with owners during the period		17,590,446	4,634,114	-	-	22,224,560

Loss for the period		-	-	-	(14,036,906)	(14,036,906)
Other comprehensive loss for the period		-	-	(870,956)	-	(870,956)

Balance at June 30, 2020		$346,051,127	$34,400,340	$(7,011,463)	$(380,569,070)	$(7,129,066)

Balance at January 1, 2021		$369,775,383	$35,045,056	$(7,615,717)	$(395,227,205)	$1,977,517
Issue of share capital on public offering
(net of share issuance costs)	17(a)	66,868,911	-	-	-	66,868,911
Issue of share capital on exercise of warrants	17(a)	3,704,828	-	-	-	3,704,828
Issue of share capital on vesting of restricted stock units	17(a)	1,229,383	(1,229,383)	-	-	-
Issue of compensation warrants	17(a)	(1,898,959)	1,898,959	-	-	-
Share-based payments	20	-	3,069,076	-	-	3,069,076
Transactions with owners during the period		69,904,163	3,738,652	-	-	73,642,815

Loss for the period		-	-	-	(11,200,429)	(11,200,429)
Other comprehensive loss for the period		-	-	(985,637)	-	(985,637)

Balance at June 30, 2021		$439,679,546	$38,783,708	$(8,601,354)	$(406,427,634)	$63,434,266

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.

Condensed Interim Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2021 and 2020
(Expressed in U.S. dollars) (Unaudited)

	Notes	For the three months ended June 30		For the six months ended June 30
		2021	2020	2021	2020
OPERATING ACTIVITIES
Loss for the period		$(9,033,014)	$(9,925,315)	$(11,200,429)	$(14,036,906)
Adjustments for:
Depreciation	20	193,011	187,696	379,300	371,606
Share-based payments	20	2,047,119	1,019,114	4,451,076	2,087,437
Accretion on collaboration, license and settlement agreement provision		25,509	48,895	50,469	96,740
Unrealized gain on warrants, derivative liability
warrants and convertible notes	16	(2,809,340)	(369,849)	(15,259,393)	(3,502,831)
Realized (gain)/loss on exercise or conversion of warrants, derivative liability warrants and convertible notes	16	(219,307)	835,880	1,895,344	979,630
Amortization of deferred loss		2,761,152	135,082	5,026,442	135,082
Legal expenses and underwriters fees from financing activity		-	-	1,546,811	-
Gain on disposal of assets		-	(27,864)	(1,849)	(27,864)
Write down of fixed assets for obsolescence		593,622	-	593,622	-
Income tax (refund)/expense		(15,396)	(1,075)	(16,128)	5,997
Interest expense		238,421	568,583	270,659	552,952
		(6,218,223)	(7,528,853)	(12,264,076)	(13,338,157)
Net change in non-cash working capital items:
Accounts receivable		(149,900)	147,821	(238,862)	122,483
Inventory		(484,441)	(22,353)	(548,246)	(210,420)
Research and development supplies		307,114	87,795	155,526	334,753
Prepaid expenses and other assets		(322,159)	(183,395)	(265,264)	(99,846)
Accounts payable and accrued liabilities		102,724	426,084	(2,253,840)	(779,306)
		(546,662)	455,952	(3,150,686)	(632,336)
Income tax and Interest paid and received:
Income tax recovered/(paid)		15,396	1,075	16,128	(5,997)
Interest received		40,394	24,981	29,161	58,650
		55,790	26,056	45,289	52,653
Net cash applied to operating activities		(6,709,095)	(7,046,845)	(15,369,473)	(13,917,840)

INVESTING ACTIVITES
(Increase)/decrease in restricted cash		6,811	(15,884)	-	22,169
Purchase of property, plant and equipment	13	(110,987)	(6,086)	(146,058)	(46,417)
Net cash applied to investing activities		(104,176)	(21,970)	(146,058)	(24,248)

FINANCING ACTIVITIES
Proceeds from public offering (net of share issuance costs)	17(b)	-	10,084,052	65,322,100	18,843,828
Proceeds from private placement		-	5,000,000	-	5,000,000
Proceeds from exercise of warrants	17(b)	-	-	1,078,623	-
Proceeds from exercise of options		-	-	-	204
Repayment of 2017 convertible note		-	(2,897,000)	-	(2,897,000)
Interest payment of 2019 convertible note		(255,371)	(575,000)	(255,371)	(575,000)
Payment of lease obligation		(130,374)	(137,400)	(270,803)	(274,596)
Net cash from financing activities		(385,745)	11,474,652	65,874,549	20,097,436

NET CHANGE IN CASH		(7,199,016)	4,405,837	50,359,018	6,155,348
CASH AND CASH EQUIVALENTS
Beginning of the period		70,493,894	7,042,344	12,935,860	5,292,833
End of the period		$63,294,878	$11,448,181	63,294,878	$11,448,181

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

1. INCORPORATION AND GOING CONCERN

(a) Business description

Neovasc Inc. ("Neovasc" or the "Company") is a company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc. Neovasc is the parent company.

The condensed interim consolidated financial statements of the Company as at June 30, 2021 and for the three and six months ended June 30, 2021 and 2020, comprise the Company and its subsidiaries, all of which are wholly owned. The Company's principal place of business is located at Suite 5138 - 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company's registered office is located at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX: NVCN) and the Nasdaq Capital Market (NASDAQ: NVCN).

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc ReducerTM ("Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States (6 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and the TiaraTM ("Tiara"), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe.

(b) Corporate reorganization

On June 20, 2021, the Company announced that it had paused all product development activities on the Tiara TF device.  Concurrent with this decision the Company terminated 40% of its staff and took a provision for obsolete leasehold improvements and equipment related to these activities.

(c) Going concern and uncertainty

As at June 30, 2021, the Company had approximately $63.3 million in cash and cash equivalents being sufficient cash on hand to extend the operations of the Company for up to three years at the current anticipated burn rate. However, given the FDA's adverse panel decision and "not approvable" letter for the Reducer, and the announcement that the Company is unable to receive a European CE mark ("CE Mark") under the previous Medical Device Directive regulations ("MDD"), it is possible that the Company will initiate programs that will require additional significant expenditures and that the increasing cash needs of the Company could shorten the time the proceeds will meet the requirements of the Company. In addition, COVID-19 has impacted the Company's ability to generate revenue, enroll patients in clinical studies, complete certain Tiara TF bench testing milestones on its expected schedule, and raise capital (the Company can give no assurance that it will be able to obtain the additional funds needed in the future, on terms agreeable to the Company, or at all). These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

The Company will re-evaluate the going concern risk at each reporting period and will consider removing the going concern and uncertainty note when the Company can depend on the profitable commercialization of its products or is confident of obtaining additional debt, equity or other financing to fund ongoing operations until profitability is achieved.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to obtain additional capital in the future and the Company's ability to continue as a going concern be impaired, material adjustments may be necessary to these condensed interim consolidated financial statements.

(d) Share consolidation (reverse stock split)

On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding common shares in the capital of the Company ("Common Shares") on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares. On June 25, 2019, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares. All references in these condensed interim consolidated financial statements to Common Shares and options have been retroactively adjusted to reflect the share consolidations. The aggregate principal amount of the 2017 Notes and the 2019 Notes (as defined below) were not affected by the consolidations, but the Common Shares issuable upon conversion of the 2017 Notes and 2019 Notes will be adjusted proportionally to each share consolidation ratio.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

1.  INCORPORATION AND GOING CONCERN (continued)

(e) Nasdaq listing

On August 22, 2019, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until February 17, 2020, to regain compliance. The Company did not regain compliance by February 17, 2020. On February 19, 2020, the Company received notice from the Listing Qualifications Staff (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") indicating that the Staff had determined to delist the Company's common shares from Nasdaq unless the Company requests a hearing before the Nasdaq Hearings Panel. On February 26, 2020, the Company requested such a hearing and the date of the hearing was set by the Nasdaq for April 2, 2020. On April 30, 2020, the Panel granted the Company's request for an extension through August 17, 2020 to evidence compliance with the $35 million minimum market value of listed securities requirement for continued listing on the Nasdaq. On June 25, 2020, the Nasdaq Notice confirmed that the Company had regained compliance with Listing Rule 5550(a)(2) pursuant to Listing Rule 5810 for continued listing on the Nasdaq.

On December 10, 2020, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until June 8, 2021, to regain compliance. On February 25, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it had regained compliance with the minimum market value requirement under Nasdaq Listing Rule 5550(b)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.

On December 14, 2020 the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until June 14, 2021, to regain compliance. On February 9, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.

On May 25, 2021 the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until November 22, 2021, to regain compliance.

(f) Impacts of COVID-19 pandemic

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. The extent of the impact of the COVID-19 pandemic on the Company's business is difficult to predict, as the response to the pandemic evolves on a country by country basis. Furthermore, capital markets and economies worldwide have also been disrupted by the COVID-19 pandemic, and it is possible that it could cause a local and/or global adverse economic events. Such economic disruption could have a material adverse effect on the Company's business.

The severity of the impact of the COVID-19 pandemic on the Company's business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and the extent and severity of the impact on the Company's customers, all of which are uncertain and cannot be predicted. As at June 30, 2021, the Company has seen a marked impact on Reducer revenues due to restrictions on elective procedures which included Reducer implants. Furthermore, the Company's recruitment to clinical trials and studies continues to be on temporary hold, or are enrolling slower than expected, due to the pandemic restrictions and the Company's ability to complete certain Tiara bench testing milestones on our expected schedule has been impacted and could be impacted further in the future if COVID restrictions increase again.

The Company's future results of operations and liquidity could be adversely impacted by a decrease in Reducer sales, delays in payments of outstanding receivable amounts beyond normal payment terms, supply chain disruptions and uncertain demand, and the impact of any initiatives or programs that the Company may undertake to address financial and operational challenges faced by its customers. As of the date of issuance of these condensed interim consolidated financial statements, the extent to which the COVID-19 pandemic may further materially impact the Company's financial condition, liquidity, or results of operations is uncertain.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

2. BASIS OF PREPARATION

(a)  Statement of compliance with IFRS

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"), using the accounting policies consistent with the Company's annual consolidated financial statements for the years ended December 31, 2020, 2019 and 2018. These condensed interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 and the accompanying notes included in those financial statements. For a full description of accounting policies, refer to the audited annual consolidated financial statements of the Company for the years ended December 31, 2020, 2019 and 2018.

The results for the three and six months ended June 30, 2021 may not be indicative of the results that may be expected for the full year or any other period.

(b)  Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc (US) Inc., Neovasc Medical Ltd., B-Balloon Ltd. (which is in the process of being voluntarily liquidated), Neovasc GmbH, and Neovasc Management Inc. All intercompany balances and transactions have been eliminated upon consolidation.

(c)  Presentation of financial statements

The Company has elected to present the 'Statement of Comprehensive Income' in a single statement.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Company's most recent annual consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

4. MANAGING CAPITAL

The Company's objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and the convertible notes. There has been no change in the definition since the prior year.

The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments). For the three and six months ended June 30, 2021, there were no changes in the Company's capital management policy.

The capital of the Company is comprised of:

	June 30, 2021	December 31, 2020
2019 Convertible Notes	$6,583,528	$6,195,357
2020 Convertible notes, warrants and derivative warrant liabilities	2,115,254	1,522,054
2021 Derivative warrant liabilities	1,745,600	-
Equity	63,457,764	1,977,517
Capital	$73,902,146	$9,694,928

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

5. FINANCIAL RISK MANAGEMENT

(a) Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1 | Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 | Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3 | Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2021 and December 31, 2020. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2020:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2019 Convertible Notes	$-	$-	$6,195,357	$6,195,357
2020 Convertible notes, warrants and derivative warrant liabilities	$-	$-	$9,117,147	$9,117,147

As at June 30, 2021:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2019 Convertible Notes	$-	$-	$6,583,528	$6,583,528
2020 Convertible notes, warrants and derivative warrant liabilities	$-	$-	$7,645,581	$7,645,581
2021 Derivative warrant liabilities	$-	$-	$1,745,600	$1,745,600

Presentation of the fair values of the 2020 Convertible notes, warrants and derivative warrant liabilities and 2021 Derivative warrant liabilities are gross of the deferred loss.

 The carrying amounts of financial assets and financial liabilities in each category are as follows:

	June 30, 2021	December 31, 2020
Assets at amortized cost
Cash and cash equivalents	$63,294,878	$12,935,860
Accounts receivable	1,213,450	987,057
Restricted cash	483,714	470,460
Assets at amortized cost	$64,992,042	$14,393,377

Other financial liabilities at amortized cost
Accounts payable and accrued liabilities (current)	$6,422,130	$7,243,500

Financial liabilities at fair value through profit and loss
2019 Convertible Notes (current)	$38,633	38,633
2019 Convertible Notes (non-current)	6,544,895	6,156,724
2020 Convertible Notes (current)	37,839	37,525
2020 Convertible notes, warrants and derivative warrant liabilities (non-current)	7,607,742	9,079,622
2021 Derivative warrant liabilities	1,745,600	-
	$22,396,839	$22,556,004

The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

5. FINANCIAL RISK MANAGEMENT (continued)

 (b) Foreign exchange risk

A portion of the Company's revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 47% of revenues for the three and six months ended June 30, 2021, (three and six months ended June 30, 2020: 49%). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at June 30, 2021 by approximately $12,259  (as at June 30, 2020: $9,199), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $6,730 and $34,695 respectively, as at June 30, 2021 (as at June 30, 2020: $88,314 and $133,168 respectively). A similar change in foreign currency denominated cash and cash equivalents, and restricted cash, which are denominated in Canadian dollars and Euros will impact net income by approximately $101,270 and $74,787, respectively, as at June 30, 2021 (as at June 30, 2020: $126,723 and $45,398 respectively). The Company does not hedge its foreign exchange risk.

(c)  Interest rate risk

The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable, accounts payable, 2019 Notes and 2020 Notes that have fixed interest terms.

(d)  Liquidity risk

As at June 30, 2021, the Company had $63,294,878 in cash and cash equivalents as compared to cash and cash equivalents of $12,935,860 at December 31, 2020. The Company is dependent on the profitable commercialization of its products or obtaining additional debt, equity or other forms of financing to fund ongoing operations until profitability is achieved.

The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company may obtain additional debt, equity or other forms of financing in future periods. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt, equity or other forms of financing to fund ongoing operations until profitability is achieved.

On February 12, 2021 the Company received aggregate gross proceeds of $72 million from the February 2021 Financing (see Note 17). The proceeds from the February 2021 Financing could be sufficient to extend the operations of the Company for up to three years at the current burn rate. However, it is possible that the Company will initiate programs that were on hold given past cash constraints and that the cash needs of the Company will increase, shortening the time the proceeds will meet the requirements of the Company.

Trade payables were aged as follows as at June 30, 2021 and do not include accrued liabilities. All trades payables are current liabilities:

Total
Current	$1,122,673
31-60 days	241,625
Over 60 days	5,381
$1,369,679

The following is an analysis of the contractual maturities of the Company's non-derivative accrued liabilities as at June 30, 2021:

Within One Year

Collaboration, license and settlement agreements (undiscounted)	$1,250,000
$1,250,000

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

5. FINANCIAL RISK MANAGEMENT (continued)

(e) Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor's payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all the Company's customers were to default at the same time is the full carrying value of the trade accounts receivable as at June 30, 2021 is $573,891 (as at December 31, 2020: $322,201). As at June 30, 2021, the Company had $192,262 of trade accounts receivable that were overdue according to the customers' credit terms (as at December 31, 2020: $146,658). During the three and six months ended June 30, 2021, the Company wrote down $nil of accounts receivable owed by customers (three and six months ended June 30, 2020: $nil).

The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $63,778,592  as at June 30, 2021 (as at December 31, 2020: $13,406,320). The Company minimizes its risk to cash and cash equivalents and restricted cash by maintaining the majority of its balances with Canadian Chartered Banks.

6. CASH AND CASH EQUIVALENTS

	June 30, 2021	December 31, 2020
Cash held in:
United States dollars	$62,018,021	$11,631,843
Canadian dollars	528,984	809,429
Euros	747,873	494,588
	$63,294,878	$12,935,860

7. ACCOUNTS RECEIVABLE

	June 30, 2021	December 31, 2020

Trade accounts receivable	$573,891	$322,201
Other accounts receivable	108,608	116,905
Income tax receivable	530,951	547,951
	$1,213,450	$987,057

All the Company's trade and other receivables have been reviewed for impairment. During the three and six months ended June 30, 2021, the Company wrote off $nil, respectively of accounts receivable (the three and six months ended June 30, 2020: $nil).

8. FINANCE LEASE RECEIVABLE

The Company entered into a sublease agreement which has been recognized as a finance lease. Finance lease receivables are presented in the statement of financial position as follows:

	June 30, 2021	December 31, 2020

Current	$93,466	$95,849
Non-current	-	42,841
	$93,466	$138,690

 The following is a detailed maturity analysis of the undiscounted finance lease receivables as at June 30, 2021:

Total
Less than 1 year	$98,203
Total undiscounted finance lease receivables	$98,203

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

9. INVENTORY AND RESEARCH AND DEVELOPMENT SUPPLIES

	June 30, 2021	December 31, 2020

Raw materials	$1,221,369	$694,043
Work in progress	30,121	-
Finished goods	136,228	145,429
	$1,387,718	$839,472

Research and development supplies	$11,852	$167,378

During the three and six months ended June 30, 2021 and 2020, the Company did not write down any inventory. During the three and six months ended June 30, 2021, $109,106 and $181,499 of inventory was expensed in cost of goods sold (three and six months ended June 30, 2020: $74,669 and $199,232).

10.  PREPAID EXPENSES AND OTHER ASSETS

	June 30, 2021	December 31, 2020

Prepaid insurance	$621,245	$367,969
Deposits on rental agreements	122,183	128,680
Retainers for professional services	46,920	23,000
Other prepaid expenses and other assets	179,392	185,822
	$969,740	$705,471

11. RESTRICTED CASH

June 30, 2021	December 31, 2020

$483,714	$470,460

Restricted cash as at June 30, 2021 represents $600,000 CAD (December 31, 2020: $600,000 CAD) security held by a Canadian Chartered Bank as a guarantee for the Company's same day electronic processing facility and corporate credit card facility.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

12. RIGHT OF USE ASSET

COST	Total
Balance at January 1, 2020	$1,057,333
Addition and lease modification	478,281
Balance as at December 31, 2020 and June 30, 2021	$1,535,614

ACCUMULATED DEPRECIATION
Balance as at January 1, 2020	$336,860
Depreciation for the period	368,203
Balance as at December 31, 2020	705,063
Depreciation for the period	187,106
Balance as at June 30, 2021	$892,169

NET BOOK VALUE
As at January 1, 2020	$720,473
As at December 31, 2020	$830,551
As at June 30, 2021	$643,445

The Company's right-of-use asset relates to the lease of buildings.

The Company entered into an agreement for office space in September 2014 in Richmond, Canada. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The term of the lease was 36 months commencing on October 1, 2014. The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease is 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, purchase options or escalation clauses.

The Company entered into a sublease agreement for a portion of office space in September 2019. The term for the sublease agreement was 32 months commencing on October 7, 2019 (See Note 8).

The Company entered into an agreement for office space in September 2014 in Minneapolis. The agreement did not contain any contingent rent clauses, purchase options or escalation clauses. The original term of the lease was 66 months commencing on September 1, 2014. Additional office space was added in July 2015 in Minneapolis. The term of the combined lease is 69 months commencing on July 1, 2015. In August 2019, the Company renewed the lease for an additional 36 months commencing June 1, 2020.

The Company entered into an agreement for office space in December 2016 in Richmond, Canada. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on December 19, 2016. In December 2018, the Company renewed the lease for another 24 months commencing on December 19, 2018. In October 2020, the Company renewed the lease for another 24 months commencing on December 19, 2020.

The Company entered into an agreement for office space in June 2018 in Richmond, Canada. The agreement does not contain any contingent rent clauses, purchase options or escalation clauses. The term of the lease is 36 months commencing on August 1, 2018. The lease contains an option to renew for an additional 24 months. In June 2020, the Company renewed the lease for an additional 36 months commencing August 1, 2021.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

13. PROPERTY AND EQUIPMENT

	Leasehold improvements	Production & development equipment	Computer hardware	Computer software	Office equipment	Total
COST
Balance as at January 1, 2020	$169,938	$1,692,127	$543,922	$693,404	$316,085	$3,415,476
Additions during the year	-	202,329	106,149	33,289	-	341,767
Disposals during the year	-	(88,285)	-	-	-	(88,285)
Balance as at December 31, 2020	$169,938	$1,806,171	$650,071	$726,693	$316,085	$3,668,958

Additions during the period	-	110,987	-	35,071	-	146,058
Disposals during the period	-	(40,661)	-	-	-	(40,661)
Write downs for obsolescence	(111,390)	(1,799,123)	-	-	-	(1,910,513)
Balance as at June 30, 2021	$58,548	$77,374	$650,071	$761,764	$316,085	$1,863,842

ACCUMULATED DEPRECIATION
Balance as at January 1, 2020	$107,987	$1,133,370	$466,587	$686,443	$253,116	$2,647,503
Depreciation for the year	25,636	184,973	33,815	37,477	12,593	294,494
Disposals during the year	-	(76,319)	-	-	-	(76,319)
Balance as at December 31, 2020	$133,623	$1,242,024	$500,402	$723,920	$265,709	$2,865,678

Depreciation for the period	12,818	82,321	22,450	16,000	5,038	138,627
Disposals during the period	-	(38,596)	-	-	-	(38,596)
Write downs for obsolescence	(87,893)	(1,228,998)	-	-	-	(1,316,891)
Balance as at June 30, 2021	$58,548	$56,751	$522,852	$739,920	$270,747	$1,648,818

CARRYING AMOUNTS
As at December 31, 2020	$36,315	$564,147	$149,669	$2,773	$50,376	$803,280
As at June 30, 2021	-	$20,623	$127,219	$21,844	$45,338	$215,024

During the second quarter of 2021 the company paused all activities related to the product development of the Tiara TF device (See Note 1(b). As a result of this decision the Company wrote down all the leasehold improvements and equipment that related to these activities and that it now considers to be obsolete.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2021	December 31, 2020
Current accounts payable and accrued liabilities
Trade payables	$1,369,679	$3,705,626
Accrued liabilities	1,433,840	1,421,433
Accrued vacation	452,256	335,681
Accrued severance provision	245,687	-
Other accounts payable	242,562	535,124
Share appreciation rights liability	1,441,037	59,036
Collaboration, license, and settlement agreements provision (see Note 23)	1,237,069	1,186,600
Total current accounts payable and accrued liabilities	$6,422,130	$7,243,500

Included in accounts payable and accrued liabilities as at June 30, 2021 are $495,653 (December 31, 2020: $470,349) related to a licensing and collaboration agreement and $741,416 (December 31, 2020: $716,251) related to a settlement agreement (see Note 23). This represents the calculated net present value of the amounts set out per the agreements with payments due over the next year.

15. LEASE LIABILITY

Total
Balance as at January 1, 2020	$904,879
Addition and lease modification	478,280
Interest expense	106,843
Lease payments	(550,211)
Balance as at December 31, 2020	$939,791

Lease Liability, current	$342,910
Lease Liability, non-current	$596,881

Balance as at January 1, 2021	$939,791
Interest expense	48,668
Lease payments	(270,803)
Balance as at June 30, 2021	$717,656

Lease Liability, current	$290,957
Lease Liability, non-current	$426,699

The maturity analysis of the undiscounted contractual balances of the lease liabilities is as follows:
In one year or less	$431,152
In more than one year, but not more than five years	463,077
$894,229

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE

(a) Derivative Warrant Liability from Financing

On November 17, 2017, Neovasc completed an underwritten public offering (the "2017 Public Transaction") of 6,609,588 Series A units (the "Series A Units") and 19,066,780 Series B units (the "Series B Units") of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497 before deducting the underwriting discounts and commissions and other estimated offering costs.

Each Series A Unit was comprised of:

(i) 0.001 Common Share

(ii) one Series A Common Share purchase warrant of the Company exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series A Warrant Share for a period of five years following issuance (each, a "Series A Warrant"),

(iii) one Series B Common Share purchase warrant of the Company exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series B Warrant Share for a period of two years following issuance (each, a "Series B Warrant"); and

(iv) 0.40 Series C Warrant of the Company to purchase a unit at an exercise price of $1.46 per unit for a period of two years following issuance (each, a "Series C Unit") comprised of 0.001 Common Shares, one Series A Warrant and one Series B Warrant.

Each Series B Unit was comprised of:

(i) either 0.001 Common Shares or one Series D Common Share purchase warrant of the Company exercisable for 0.001 Common Shares (each, a "Series D Warrant") at an exercise price of $1,460 per Series D Warrant Share, all of which were be pre-funded except for a nominal exercise price of $0.001 per Series D Warrant Share for a period of five years following issuance,

(ii) one Series A Warrant,

(iii) one Series B Warrant,

(iv) 0.40 Series C Warrant, and

(v) 1.1765 Series F Common Share purchase warrant of the Company with each warrant exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series F Warrant Share for a period of two years following issuance (each, a "Series F Warrant").

15,493 Common Shares and 3,573,830 Series D Warrants were issued as part of the Series B Unit. Since initial issuance and during the period up to December 31, 2018, all of the 3,573,830 Series D Warrants were exercised for gross proceeds of $35,738 and 3,573 Common Shares were issued from treasury. All the warrants (collectively, the "2017 Warrants") issued pursuant to the 2017 Public Transaction and the 2017 Private Placement (as defined below) included various price adjustment clauses, some of which caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed for fixed test under IAS 32 - Financial instruments; presentation. Accordingly, the warrants have been accounted for as derivative financial liabilities and measured at fair value through profit and loss ("FVTPL"). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

The total fair value of the warrants issued in connection with the 2017 Public Transaction, together with the Series E Warrants (as defined below) issued in connection with the Private Transaction (as defined below), was $89,470,273 which exceeded the transaction price giving rise to a loss of $45,132,259. Since the fair values of the derivatives were not determined using a valuation that only used data from observable markets, the loss on initial recognition has been recognized in income over the expected term of the instruments on a straight-line basis depending on the term of the warrants.

(b) 2017 Convertible Notes

On November 17, 2017, the Company also completed a brokered private placement (the "2017 Private Placement" and together with the 2017 Public Transaction the "2017 Financings") for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company (the "2017 Notes") and Series E warrants (the "Series E Warrants") to purchase one Common Share per Series E Warrant for gross proceeds of $27,837,500.

The 2017 Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The 2017 Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Private Transaction ("Private Transaction"). On September 12, 2018, the Company and the holders of 2017 Notes amended certain terms of the 2017 Notes, including a one-year extension of the maturity date of the 2017 Notes from May 17, 2019 until May 17, 2020 and certain other amendments. Upon any event of a default, the interest rate applicable to the 2017 Notes would automatically be increased to 15% per annum. Interest on the 2017 Notes, as applicable, will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and became payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(b) 2017 Convertible Notes (continued)

The conversion option contained within the 2017 Notes contains similar price adjustment characteristics to certain of the warrants, which precludes the 2017 Notes from being recognized within equity. The 2017 Notes contain a future-priced conversion mechanism that allows the holder of a 2017 Notes to replace the conversion price then in effect with a price (the "Alternate Conversion Price") that is 85% of the lowest volume weighted average price ("VWAP") of the Common Shares during the ten consecutive trading day period ending and including the date of delivery of the applicable conversion notice. The 2017 Notes are also subject to full ratchet anti-dilution provisions in certain circumstances.

Accordingly, the Company has elected to measure the 2017 Notes at FVTPL. The Series E Warrants are also classified as derivative financial liabilities and measured at FVTPL. The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $26,100,900 which exceeded the transaction price giving rise to a loss of $5,113,917. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument. As at December 31, 2020 the loss on initial recognition was fully amortized.

On May 26, 2020, the Company made a final payment of $2,897,000 to holders of the 2017 Notes and $1,016,000 in 2017 Notes was converted for the issuance of 500,014 Common Shares. The Company and certain holders of the 2017 Notes have also agreed to a mutual release (the "Settlement") in return for the issuance by the Company, in the aggregate, of 500,000 Settlement Warrants to such holders.

(c) 2019 Convertible Notes

On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes ("2019 Notes") with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 Common Shares of the Company at a price of $5.15 per Common Share, for gross proceeds to the Company of $1,725,000.

The 2019 Notes have the following key terms:

  For the first year after the closing date, interest at a rate of 8% of which 5% is payable in cash on or about May 17, 2020 (when the existing 2017 Notes issued by the Company mature). The remainder is deferred and will be due on maturity of the 2019 Notes.
  After the first year and until maturity, interest at a rate of 10% of which 7% is payable in cash at the end of May and November each year. The remainder is deferred and will be due on maturity of the 2019 Notes.
  The 2019 Notes were issued at an original discount of $1.725 million. A separate subscription for Common Shares of the Company by the holder of the 2019 Notes was made for this amount (at market price) concurrent with the issuance of the 2019 Notes.
  The Company has a prepayment option whereby it may voluntarily prepay the 2019 Notes prior to maturity. Prepayment penalties of 3% (if prepaid prior to the 1st anniversary of issuance), 2% (if prepaid between the 1st and 2nd anniversaries of issuance) and 1% (if prepaid after the 2nd anniversary) apply.
  The 2019 Notes are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own > 19.99% of the total outstanding Common Shares of the Company as a result of the conversion). The conversion price fluctuates from $7.50 per common share (prior to the 2nd anniversary of issuance) to $8.50 between the 2nd and 3rd anniversaries of issuance to $9.70 after the 3rd anniversary of issuance. The conversion price would also be altered subject to certain anti-dilution provisions.

Accordingly, the 2019 Notes contain two embedded derivatives: the conversion option and the prepayment option. Accordingly, the Company has elected to measure the 2019 Notes at FVTPL. The fair values of the 2019 Notes were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d) 2020 Convertible Notes

On May 28, 2020, the Company issued senior secured convertible notes ("2020 Notes") with a principal amount of $5 million, convertible at $2.815 per Common Share for 1,776,041 Common Shares and 2,573,959 Warrants ("May 2020 Warrants") exercisable at $2.634 per 2020 Warrant with a 4-year term.

The 2020 Notes have the following key terms:

  The 2020 Notes will bear interest at the rate of 8% computed on the basis of a 360-day year and twelve 30-day months and shall be payable in additional 2020 Notes on the date that is six-months after issuance and on each six-month period thereafter up to, and including, the maturity date.
  The 2020 Notes will have a maturity date of 48 months after issuance with the holder's option for early redemption at 24 months.
  Change of control redemption option with option premia of 125% in the first year, 115% in the second year, 105% in the third year, and 100% thereafter.
  The 2020 Notes are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own greater than 9.99% of the total outstanding Common Shares of the Company as a result of the conversion).
  The conversion option caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed of fixed test under IAS 32- Financial instruments - presentation.

Accordingly, the 2020 Notes contain three embedded derivatives: change in control redemption option, the early redemption option and the conversion option but will not be separated from the host debt instrument and the entire hybrid contract will be designated as at fair value through profit or loss. The fair values of the 2020 Notes and 2020 Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $6,449,634 which exceeded the transaction price giving rise to a loss of $3,511,670. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument.

(e) Warrants and Convertible Notes Model

Key assumptions used in the valuation of the 2019 Notes at June 30, 2021 and December 31, 2020 are summarized below:

Valuation Date	June 30, 2021	December 31, 2020
Price of Common Shares	$0.92	$0.95
Dividend Yield	0%	0%
Historical volatility of Common Shares	100.92%	103.42%
Historical volatility of index	23.97%	23.11%
Volatility input	62.44%	63.26%
Risk-free rate	0.29%	0.19%
Credit spread	13.02%	18.18%

Key assumptions used in the valuation of the 2020 Notes and 2020 Warrants at June 30, 2021 and December 31, 2020 are summarized below:

Valuation Date	June 30, 2021	December 31, 2020
Price of Common Shares	$0.92	$0.95
Dividend Yield	0%	0%
Historical volatility of Common Shares	103.82%	116.72%
Historical volatility of index	21.48%	20.74%
Volatility input	62.65%	68.73%
Risk-free rate	0.53%	0.26%
Credit spread	9.26%	14.42%

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e) Warrants and Convertible Notes Model (continued)

The carrying amounts for the 2020 derivative warrant liability from financing are as follows:

2020 January Warrants
Inception of the January 2020 Warrants (see Note 17(f))	6,145,620
Deferred loss	(223,791)
January 31 exercise 1,241,490 pre-funded warrants	(3,885,746)
Fair value adjustment, January 31 realized gain	(422,102)
Derecognition of deferred loss	93,813
May 28 exercise 1,185,000 Series A; 991,940 Series B	(969,133)
Fair value adjustment, May 28 realized loss	957,847
Derecognition of deferred loss	76,473
Amortization of deferred loss	63,064
Fair value adjustment, unrealized gain	(1,824,698)
Balance, December 31, 2020	$11,347
Amortization of deferred loss	5,056
Fair value adjustment, March 31, 2021 unrealized loss	1,885
Balance, March 31, 2021	$18,288
Amortization of deferred loss	5,111
Fair value adjustment, June 30, 2021 unrealized loss	3,865
Balance, June 30, 2021	$27,264

Number of warrants outstanding as of June 30, 2021	249,550
2020 May Warrants
Inception of the May 2020 Warrants (see Note 17(f))	4,526,732
Deferred loss	(2,464,696)
July 23 exercise 1,424,049 warrants	(2,082,598)
August 17 exercise of 501,000 warrants	(565,221)
Derecognition of deferred loss	1,843,332
Amortization of deferred loss	126,997
Fair value adjustment, unrealized gain	(1,641,185)
Balance, December 31, 2020	$(256,639)
Amortization of deferred loss	34,869
Fair value adjustment, March 31, 2021 unrealized gain	(44,372)
Balance, March 31, 2021	$(266,142)
Amortization of deferred loss	35,257
Fair value adjustment, June 30, 2021 unrealized gain	(98,047)
Balance, June 30, 2021	$(328,932)

Number of warrants outstanding as of June 30, 2021	648,910

2020 June Warrants
Inception of the June 2020 Warrants (see Note 17(f))	2,404,957
Deferred loss	(448,877)
Amortization of deferred loss	121,751
Fair value adjustment, unrealized gain	(2,127,007)
Balance, December 31, 2020	$(49,176)
Amortization of deferred loss	55,341
Fair value adjustment, March 31, 2021 unrealized loss	129,422
Balance, March 31, 2021	$135,587
Amortization of deferred loss	55,956
Fair value adjustment, June 30, 2021 unrealized gain	(218,468)
Balance, June 30, 2021	$(26,925)

Number of warrants outstanding as of June 30, 2021	2,912,277

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e) Warrants and Convertible Notes Model (continued)

2020 August Warrants
Inception of the August 2020 Warrants (see Note 17(f))	3,511,115
Deferred loss	(3,167,758)
Amortization of deferred loss	611,854
Fair value adjustment, unrealized gain	(3,150,303)
Balance, December 31, 2020	$(2,195,092)
February 12 exercise of 125,000 warrants	(80,856)
Derecognition of deferred loss	87,118
Fair value adjustment, February 12 realized gain	(48,244)
Amortization of deferred loss	383,046
Fair value adjustment, March 31, 2021 unrealized loss	272,573
Balance, March 31, 2021	$(1,581,455)
Amortization of deferred loss	380,365
Fair value adjustment, June 30, 2021 unrealized gain	(263,113)
Balance, June 30, 2021	$(1,464,203)

Number of warrants outstanding as of June 30, 2021	3,274,579

2020 December Warrants
Inception of the December 2020 Warrants (see Note 17(f))	2,051,657
Deferred loss	(1,278,414)
Amortization of deferred loss	40,279
Fair value adjustment, unrealized loss	370,769
Balance, December 31, 2020	$1,184,291
February 12 exercise of 1,828,479 warrants	(2,545,349)
Derecognition of deferred loss	341,242
Fair value adjustment, February 12 realized loss	1,943,274
Amortization of deferred loss	133,459
Fair value adjustment, March 31, 2021 unrealized loss	351,808
Balance, March 31, 2021	$1,408,725
Amortization of deferred loss	112,597
Fair value adjustment, June 30, 2021 unrealized gain	(669,049)
Balance, June 30, 2021	$852,273

Number of warrants outstanding as of June 30, 2021	4,402,324

2020 Repayment Warrants
Inception of the 2020 Repayment Warrants (see Note 17(f))	161,720
Fair value adjustment, unrealized gain	(152,272)
Balance, December 31, 2020	$9,448
Fair value adjustment, March 31, 2021 unrealized loss	6,871
Balance, March 31, 2021	$16,319
Fair value adjustment, June 30, 2021 unrealized gain	(11,945)
Balance, June 30, 2021	$4,374

Number of warrants outstanding as of June 30, 2021	650,296

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e) Warrants and Convertible Notes Model (continued)

2020 Settlement Warrants
Inception of the 2020 Settlement Warrants (see Note 17(f))	807,977
Fair value adjustment, unrealized gain	(606,304)
Balance, December 31, 2020	$201,673
Fair value adjustment, March 31, 2021 unrealized gain	(20,543)
Balance, March 31, 2021	$181,130
Fair value adjustment, June 30, 2021 unrealized gain	(83,388)
Balance, June 30, 2021	$97,742

Number of warrants outstanding as of June 30, 2021	500,000
The carrying amounts for the 2021 derivative warrant liability from financing are as follows:

2021 February Warrants
Inception of the February 2021 Warrants (see Note 17(f))	15,666,819
Deferred loss	(15,666,819)
Amortization of deferred loss	1,008,686
Fair value adjustment, March 31, 2021 unrealized gain	(12,252,740)
Balance, March 31, 2021	$(11,244,054)
Amortization of deferred loss	1,952,986
Fair value adjustment, June 30, 2021 unrealized gain	(1,668,479)
Balance, June 30, 2021	$(10,959,547)

Presented on the consolidated statements of financial position as:
Deferred loss on 2021 derivative warrant liabilities	$12,705,147
2021 Derivative warrant liabilities	$1,745,600

Number of warrants outstanding as of June 30, 2021	18,000,000

2019 Convertible Notes
Balance, convertible notes December 31, 2019	$9,265,480
Re-payment of convertible note July 23 conversion	(3,613,341)
Re-payment of convertible note August 17 conversion	(1,263,884)
Fair value adjustment, Repayment warrants	(161,720)
Fair value adjustment, unrealized loss	39,730
Fair value adjustment, realized loss	636,154
Fair value adjustment, unrealized loss due to changes in credit spread	1,292,938
Balance, convertible notes December 31, 2020	$6,195,357
Fair value adjustment, March 31, 2021 unrealized gain	(290,705)
Fair value adjustment, March 31, 2021 realized loss	115,898
Fair value adjustment, unrealized loss due to changes in credit spread	375,632
Balance, convertible notes March 31, 2021	$6,396,182
Fair value adjustment, June 30, 2021 unrealized loss	77,956
Fair value adjustment, June 30, 2021 realized gain	(115,898)
Fair value adjustment, unrealized loss due to changes in credit spread	225,288
Balance, convertible notes June 30, 2021	$6,583,528
2019 Convertible Notes, current	$38,633
2019 Convertible Notes, non-current	$6,544,895

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e) Warrants and Convertible Notes Model (continued)

2020 Convertible Notes
Fair value, May 26, 2020	6,449,634
Deferred loss	(3,511,670)
Amortization of deferred loss	516,938
Fair value adjustment, unrealized gain	(1,075,620)
Fair value adjustment, realized loss	37,525
Fair value adjustment, unrealized loss due to changes in credit spread	199,395
Balance, convertible notes December 31, 2020	$2,616,202
Amortization of deferred loss	216,473
Fair value adjustment, March 31, 2021 unrealized gain	(604,252)
Fair value adjustment, March 31, 2021 realized loss	103,723
Fair value adjustment, unrealized loss due to changes in credit spread	329,953
Balance, convertible notes March 31, 2021	$2,662,099
Amortization of deferred loss	218,878
Fair value adjustment, June 30, 2021 unrealized loss	121,326
Fair value adjustment, June 30, 2021 realized gain	(103,409)
Fair value adjustment, unrealized loss due to changes in credit spread	54,767
Balance, convertible notes June 30, 2021	$2,953,661
2020 Convertible Notes, current	$37,839
2020 Convertible Notes, non-current	$2,915,822

The following table lists 2020 Convertible notes and warrants and derivative warrant liabilities outstanding as at June 30, 2021:

Convertible notes - 2020 Convertible notes	2,953,661
Derivative liability - 2020 January warrants	27,264
Derivative liability - 2020 May warrants	(328,932)
Derivative liability - 2020 June warrants	(26,925)
Derivative liability - 2020 August warrants	(1,464,203)
Derivative liability - 2020 December warrants	852,273
Derivative liability - 2020 Repayment warrants	4,374
Derivative liability - 2020 Settlement warrants	97,742
Balance, 2020 Convertible notes and warrants and derivative liabilities June 30, 2021	$2,115,254
2020 Convertible notes and warrants and derivative liabilities, current	$37,839
2020 Convertible notes and warrants and derivative liabilities, non-current	$2,077,415

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

17. SHARE CAPITAL

All Common Shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders' meetings. All Preferred Shares have no voting rights at shareholders' meetings but on liquidation, winding-up or other distribution of the Company's assets are entitled to participate in priority to Common Shares. There are no Preferred Shares issued and outstanding.

(a) Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value.

We may issue our Preferred Shares from time to time in one or more series. The terms of each series of Preferred Shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all Preferred Shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

All share and per share amounts are net of share issuance costs and have been adjusted to retroactively reflect the impact of the September 18, 2018 reverse stock split on a 1 for 100 basis and the June 25, 2019 reverse stock split on a 1 for 10 basis.

	Common Shares		Contributed
	Number	Amount	Surplus
Balance, December 31, 2019	8,706,779	$328,460,681	$29,766,225
Common Shares issued from public offerings Series A (i)	1,185,000	4,111,950	-
Common Shares issued from exercise of Series B Pre-funded warrants (ii)	1,241,490	3,885,746	-
Transaction costs for both Series A and Series B	-	(462,880)	-
Broker warrants (See Note 17 (f))	-	(82,597)	82,597
Common Shares issued on conversion of warrants (iii)	672,937	969,133	-
Common Shares issued on conversion of notes (iv)	500,014	1,293,093	-
Common Shares issued from public offering (v)	3,883,036	9,591,099	-
Transaction costs for public offering	-	(1,215,274)	-
Broker warrants (See Note 17 (f))	-	(162,467)	162,467
Common Shares issued from public offering (vi)	4,532,772	12,238,48	-
Transaction costs for public offering	-	(1,057,302)	-
Broker warrants (See Note 17 (f))	-	(242,989)	242,989
Common Shares issued from Warrant conversion (vii)	1,925,049	7,718,346	-
Common Shares issued from public offerings Series A (vii)	6,230,803	5,333,567	-
Transaction costs for public offerings Series A	-	(659,410)	-
Broker warrants (See Note 17 (f))	-	(96,114)	96,114
Common Shares issued from exercise of restricted share units	50,986	151,938	(151,938)
Common Shares issued from exercise of stock options	50	378	(174)
Share-based payments	-	-	4,846,776
Balance, December 31, 2020	28,928,916	$369,775,383	$35,045,056
Common Shares issued from public offering (ix)	36,000,000	72,000,000	-
Transaction costs for public offering	-	(5,131,089)	-
Broker warrants (See Note 17 (f))	-	(1,898,959)	1,898,959
Common Shares issued from warrant conversion (x)	125,000	417,092	-
Common Shares issued from warrant conversion (xi)	1,828,479	3,287,736	-
Common Shares issued from exercise of restricted share units	621,668	1,034,938	(1,034,938)
Share-based payments	-	-	2,219,993
Balance, March 31, 2021	67,504,063	$439,485,101	$38,129,070
Common Shares issued from exercise of restricted share units	80,349	194,445	(194,445)
Share-based payments	-	-	849,083
Balance, June 30, 2021	67,584,412	$439,679,546	$38,783,708

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(a) Authorized (continued)

(i) On January 6, 2020, the Company completed a registered direct offering of an aggregate of 1,185,000 series A units and 1,241,490 series B units at a price of $4.1351 per series A unit and $4.135 per series B unit for aggregate gross proceeds to the Company of approximately $10,000,000, less $462,880 in underwriting commission, a $82,597 fair value charge for 157,721 broker warrants issued and $185,883 in other share issuance costs.

(ii) During the three months ended March 31, 2020, 1,241,490 Common Shares were issued on the conversion of series B pre-funded warrants from the January 6, 2020 registered direct offering.

(iii) On May 28, 2020, the Company issued an aggregate of 672,937 Common Shares for the surrender and cancellation of 2,176,490 January 2020 Warrants (as defined below) on the basis of approximately 0.3092 of a Common Share for each January 2020 Warrant.

(iv) On May 26, 2020, 500,014 Common Shares were issued on the conversion of $1,016,000 of aggregate principal amount of 2017 Notes. The fair value of 2017 Notes related to this conversion was derecognized at the date of exercise.

(v) On June 16, 2020, the Company completed a registered direct offering of an aggregate 3,883,036 units at a price of $2.973 per unit for aggregate gross proceeds to the Company of approximately $11,500,000 less $1,215,274 in underwriting commission, a $162,467 fair value charge for compensation warrants, and $278,482 in other share issuance costs.

(vi) On August 12, 2020 the Company completed a registered direct offering of an aggregate 4,532,772 units at a price of $2.775 per unit for aggregate gross proceeds to the Company for approximately $12,600,000 less $1,057,302 in underwriting commission, a $242,989 fair value charge for compensation warrants and $109,918 in other share issuance costs.

(vii) On July 23, 2020 and August 12, 2020, 1,925,049 Commons shares were issued on the conversion of May 2020 Warrants (as defined below). Using the exercise proceeds of $4,877,225, the Company has prepaid a portion of the 2019 Note.

(viii) On December 8, 2020, the Company completed a registered direct offering of an aggregate 6,230,803 units at a price of $0.9801 per unit for aggregate gross proceeds to the Company for approximately $6,100,000 less $659,410 in underwriting commission, a $96,114 fair value charge for compensation warrants, and $200,386 in other share issuance costs.

(ix) On February 12, 2021, the Company completed a registered direct offering of an aggregate 36,000,000 units at a price of $2.00 per unit for aggregate gross proceeds to the Company for approximately $72,000,000 less $5,760,000 in underwriting commission, a $1,898,959 fair value charge for compensation warrants, and $917,900 in other share issuance costs.

(x) During the period ending March 31, 2021, 125,000 Common Shares were issued on the exercise of warrants in connection with the August 2020 Financing.

(xi) During the period ending March 31, 2021, 1,828,479 Common Shares were issued on the exercise of warrants in connection with the December 2020 Financing.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(b) Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase Common Shares to directors, officers, employees and service providers (the "optionees") of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 4, 2018, at the Annual General Meeting ("AGM"), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 15% of the number of Common Shares of the Company outstanding at any time.

Options under the Company's stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees, and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the Common Shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The following table summarizes stock option activity for the respective years as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)
Options outstanding, January 1, 2020	1,051,665	$20.63	7.09
Options exercisable, January 1, 2020	398,596	$35.69	6.97
Granted	2,495,100	2.48
Exercised	(50)	4.10
Forfeited	(468,238)	23.10
Expired	(1,329)	3,498.28
Options outstanding, December 31, 2020	3,077,148	$4.10	7.19
Options exercisable, December 31, 2020	1,081,760	$6.01	6.93
Granted	3,600,000	1.38
Forfeited/ cancelled	(930,310)	2.91
Expired	(64)	3,744.68
Options outstanding, June 30, 2021	5,746,774	$2.55	7.26
Options exercisable, June 30, 2021	2,004,676	$3.86	6.89

The determination of a transaction to be either forfeited or cancelled requires management judgment, which is dependent on the terms and conditions of the transaction.

The following table lists the options outstanding as at June 30, 2021 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$1.38	3,239,600	7.71	719,760	7.71
$2.11	357,500	7.23	116,750	7.23
$2.17	600,000	7.27	161,250	7.27
$2.42	500,875	6.98	266,063	6.98
$3.35	403,700	6.56	221,438	6.56
$4.10	417,450	5.74	325,100	5.74
$4.80	5,000	5.84	3,750	5.84
$5.00	96,325	5.92	75,938	5.92
$5.01 - $1,532.35	126,324	5.33	114,627	5.33
	5,746,774		2,004,676

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(c)    Stock Options (continued)

The following table lists the options outstanding as at December 31, 2020 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$2.11	486,875	7.72	138,125	7.72
$2.17	695,000	7.76	173,750	7.76
$2.27	1,500	7.61	1,500	7.61
$2.42	640,000	7.47	176,032	7.47
$3.35	493,766	7.05	133,495	7.05
$4.10	481,150	6.23	251,550	6.23
$4.11 - $3,878.39	278,857	6.07	207,308	6.01
	3,077,148		1,081,760

During the three and six months ended June 30, 2021, the Company recorded $415,984 and $1,642,226, as compensation expense for share-based compensation awarded to eligible optionees (three and six months ended June 30, 2020: $799,284 and $1,722,117). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2021	2020
Weighted average fair value	$1.04	$2.86
Weighted average exercise price	$1.38	$3.35
Weighted average share price at grant	$1.38	$3.35
Dividend yield	nil	nil
Volatility	119%	143%
Risk-free interest rate	0.87%	1.60%
Expected life	4 years	4 years
Forfeiture rate	7.00%	7.00%

(d)  Restricted share units

On December 2, 2019, the Company adopted a Restricted Share Unit ("RSU") Plan which provides for RSUs to be awarded to directors, officers, employees and service providers. The maximum number of Common Shares authorized and reserved for issuance under the RSU Plan is equal to 5% of the issued and outstanding Common Shares of the Company. The shareholders of the Company approved the amended RSU Plan at the annual meeting of the shareholders on September 3, 2020, which falls within 12 months of the effective date of the RSU Plan.

The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company's share price at the grant date by the number of RSUs granted and is recognized over the vesting period of the grant. The expense recognized for the three and six months ended June 30, 2021, was $433,098 and $1,426,849 (three and six months ended June 30, 2020: $219,830 and $365,320). As at June 30, 2021, the total remaining unrecognized compensation cost related to RSUs amounted to approximately $2,519,466 which will be amortized over the remaining vesting periods.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(d)  Restricted share units (continued)

RSU transactions are summarized as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value Per Share
Outstanding, January 1, 2020	152,956	$2.98
Granted	706,044	$2.72
Vested/Exercised	(50,986)	$0.85
Cancelled/Forfeited	(30,000)	$2.74
Outstanding, December 31, 2020	778,014	$2.76
Granted	2,600,000	$1.38
Vested/Exercised	(702,017)	$1.75
Cancelled/Forfeited	(251,999)	$1.81
Outstanding, June 30, 2021	2,423,998	$1.72

(e)  Share appreciation rights

On September 22, 2020, the Company adopted a Share Appreciation Rights ("SAR") Plan which provides for SARs to be awarded to directors, officers, employees and service providers. The granting of SARs is considered a cash-settled payment transaction. The fair value of the SAR is measured applying an option pricing model, taking into account the terms and conditions on which the SARs are granted. The liability of the SAR is measured initially at grant date and at the end of each reporting period until settled. The fair value of the SAR as of June 30, 2021, is $4,962,060 which will be recorded over the vesting period of the SAR. The expense recognized for the three and six months ended June 30, 2021, was $1,198,036 and $1,382,000 (three and six months ended June 30, 2020: $nil).

SAR transactions are summarized as follows:

	Number of SARs	Weighted Average Grant Date Fair Value Per Share
Outstanding, January 1, 2020	-	-
Granted	1,811,768	$0.185
Outstanding, December 31, 2020	1,811,768	$0.185
Granted	5,400,000	$0.000
Cancelled	(1,811,768)	$0.185
Outstanding, June 30, 2021	5,400,000	$0.000

(f)  Warrants

On January 6, 2020, the Company completed a registered direct offering of an aggregate of 1,185,000 series A units ("Series A Units") and 1,241,490 series B units ("Series B Units"): Series B Units at a price of $4.1351 per Series A Unit and $4.135 per Series B Unit for aggregate gross proceeds to the Company of approximately $10,000,000. Each Series A Unit consists of one Common Share of Neovasc and one warrant ("January 2020 Warrant"). Each January 2020 Warrant entitles the holder to acquire one Common Share of Neovasc at a price of US$4.1351 at any time prior to four years following the date of issuance. Each Series B Unit consists of one pre-funded warrant ("Pre-Funded Warrant") of Neovasc and one January 2020 Warrant. Each Pre-Funded Warrant entitles the holder to acquire one Common Share of Neovasc at a price of US$0.0001 at any time until the exercise in full of each Pre-Funded Warrant.

All Pre-Funded Warrants were exercised as at December 31, 2020. The January 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 - Financial instruments; presentation, the January 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $6,145,620 for the January 2020 Warrants and Pre-Funded Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.60%; b) expected life of 1 years; c) the price of the stock on the grant date of $3.47; d) expected volatility of 70%; and e) no expected dividend payments.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(f)  Warrants (continued)

On May 28, 2020, the Company issued an aggregate of 672,937 Exchange Shares for the surrender and cancellation of 2,176,490 January 2020 Warrants outstanding on the basis of approximately 0.3092 of an Exchange Share for each warrant. Subsequent to the exchange, 250,000 January 2020 Warrants remain outstanding.

On May 26, 2020, the Company granted 2,573,959 warrants with an exercise price of $2.634 and term of 4 years ("the May 2020 Warrants"). The May 2020 Warrants are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own greater than 9.99% of the total outstanding Common Shares of the Company as a result of the conversion). The May 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 - Financial instruments; presentation, the May 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair values of $4,526,732 of the May 2020 Warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. On July 23, 2020 1,424,049 May 2020 Warrants were exercised and on August 17, 2020 501,000 May 2020 Warrants were exercised leaving 648,910 May 2020 Warrants remaining. The total exercise proceeds of $4,877,225 net of interest and prepayment penalty has been applied to the principal of the 2019 Note.

On May 28, 2020 the Company entered into a settlement agreement to issue 500,000 settlement warrants ("2020 Settlement Warrants"). Each Settlement Warrant entitles the holder to purchase one Common Share in the capital of the Company at an exercise price of $2.634 per Settlement Warrant for a period of 4 years following issuance and are subject to transfer/leak-out restrictions, including volume and public float restrictions. The 2020 Settlement Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 - Financial instruments; presentation, the 2020 Settlement Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $807,977 of the 2020 Settlement Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.

On June 16, 2020, the Company completed a registered direct offering of an aggregate 3,883,036 units (the "June 2020 Units") at a price of $2.973 per unit for aggregate gross proceeds to the Company of approximately $11,500,000 less $1,215,274 in underwriting commission, a $162,467 fair value charge for compensation warrants "June 2020 Compensation Warrants" (see Note 17 (a)), and $278,482 in other share issuance costs. Each June 2020 Unit consists of one Common Share of the Company and three-quarters of one warrant (each whole warrant, a "June 2020 Warrant") to purchase one Common Share issuing 2,912,277 June 2020 Warrants in total. Each June 2020 Warrant entitles the holder to acquire one Common Share of the Company at a price of $2.88 at any time prior to June 16, 2025. The June 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise.  In accordance with IAS 32 - Financial instruments; presentation, the June 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $2,404,957 for the June 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.47; d) expected volatility of 70%; and e) no expected dividend payments.

On July 23, 2020, the Company issued repayment warrants ("July 2020 Repayment Warrants") to purchase up to 481,778 Common Shares at an exercise price of $7.50 per Common Share at any time prior to July 23, 2025. The exercise price is adjusted as the conversion price of the 2019 Note is adjusted. The fair value of $134,718 for the July 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.29%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.54; d) expected volatility of 70.0%; and e) no expected dividend payments.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(f) Warrants (continued)

On August 12, 2020, the Company completed a registered direct offering of an aggregate 4,532,772 units (the August 2020 Units") at a price of $2.775 per unit for aggregate gross proceeds to the Company for approximately $12,600,000 less $1,057,302 in underwriting commission, a $242,989 fair value charge for Compensation Warrants "August 2020 Compensation Warrants" (see Note 17 (a)), and $109,918 in other share issuance costs. Each August 2020 Unit consists of one Common Share of the Company and three-quarters of one warrant (each whole warrant, an "August 2020 Warrant") issuing 3,399,579 August 2020 Warrants in total. Each August 2020 Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $2.69 per share at any time prior to August 12, 2025. The August 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 - Financial instruments; presentation, the August 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $3,511,115 for the August 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.70; d) expected volatility of 70%; and e) no expected dividend payments.  125,000 August 2020 Warrants have been exercised and there are 3,274,579 August 2020 Warrants outstanding at June 30, 2021.

On August 17, 2020, the Company issued repayment warrants ("August 2020 Repayment Warrants", the July 2020 Repayment Warrants and the August 2020 Repayment Warrants collectively the "2020 Repayment Warrants") to purchase up to 168,518 Common Shares at an exercise price of $7.50 per Common Share at any time prior to August 17, 2025. The exercise price is adjusted as the conversion price of the 2019 Note is adjusted. The fair value of $27,002 for the August 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.31%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.13; d) expected volatility of 68%; and e) no expected dividend payments.

On December 8, 2020, the Company completed a registered direct offering of an aggregate 3,883,036 units (the "December 2020 Units") at a price of $0.9801 per unit for aggregate gross proceeds to the Company for approximately $6,100,000 less $659,410 in underwriting commission, a $96,114 fair value charge for compensation warrants "December 2020 Compensation Warrants" (see Note 17 (a)), and $178,968 in other share issuance costs. Each December 2020 Unit consists of one Common Share of the Company and one warrant (a "December 2020 Warrant") to purchase one Common Share issuing 6,230,803 December 2020 Warrants in total. Each December Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $0.86 per share at any time prior to December 8, 2025. The December 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise.  In accordance with IAS 32 - Financial instruments; presentation, the December 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $2,051,657 for the December 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of 2 years; c) the price of the stock on the grant date of $0.86; d) expected volatility of 70%; and e) no expected dividend payments. 3,724,287 December 2020 Warrants have been exercised and there are 2,506,516 December 2020 Warrants outstanding at June 30, 2021.

On February 12, 2021 the Company completed a registered direct offering of an aggregate 36,000,000 units (the February 2021 Units") at a price of $2.00 per unit for aggregate gross proceeds to the Company for approximately $72,000,000 less $5,760,000  in underwriting commission, a $1,898,959 fair value charge for compensation warrants "February 2021 Compensation Warrants" (see Note 17 (a)), and $917,900 in other share issuance costs. February 2021 Unit consists of one Common Share of the Company and one half of one warrant (each whole warrant, a "February 2021 Warrant") issuing 18,000,000 February 2021 Warrants in total. Each February 2021 Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $2.30 per share at any time prior to February 12, 2026. The February 2021 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise.  In accordance with IAS 32 - Financial instruments; presentation, the February 2021 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $15,666,819 for the February 2021 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.29; d) expected volatility of 70%; and e) no expected dividend payments.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(g) Broker Warrants

In February and March of 2019, the Company completed two $5 million underwritten public offerings and issued 144,444 broker warrants ("2019 Broker Warrants") as part of the underwriter's commission. The Company uses the Black-Scholes pricing model to calculate the fair value of the 2019 Broker Warrants. The fair value for the February 28, 2019 $5 million public offering and 72,222 2019 Broker Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.51%; b) expected life of three years; c) the price of the stock on the grant date of $4.50; d) expected volatility of 81%; and e) no expected dividend payments. The fair value for the March 15, 2019 $5 million public offering and 72,222 2019 Broker Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.43%; b) expected life of three years; c) the price of the stock on the grant date of $4.50; d) expected volatility of 82%; and e) no expected dividend payments.

On January 6, 2020, the Company issued the January 2020 Broker Warrants to purchase up to 157,721 Common Shares at an exercise price of $5.1689 per Common Share at any time prior to January 6, 2023. The fair value of $82,597 for the January 2020 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.60%; b) expected life of one year; c) the price of the stock on the grant date of $3.47; d) expected volatility of 70%; and e) no expected dividend payments.

On June 16, 2020, the Company issued the June 2020 Compensation Warrants to purchase up to 252,397 Common Shares at an exercise price of $3.71 per Common Share at any time prior to June 16, 2025. The fair value of $162,467 for the June 2020 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of two years; c) the price of the stock on the grant date of $2.47; d) expected volatility of 70.0%; and e) no expected dividend payments.

On August 12, 2020, the Company issued the August 2020 Compensation Warrants to purchase up to 294,630 Common Shares at an exercise price of $3.47 per Common Share at any time prior to August 12, 2025. The fair value of $242,989 for the August 2020 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of two years; c) the price of the stock on the grant date of $2.70; d) expected volatility of 70.0%; and e) no expected dividend payments.

On December 8, 2020, the Company issued the December 2020 Compensation Warrants to purchase up to 405,002 Common Shares at an exercise price of $1.22 per Common Share at any time prior to December 8, 2025. The fair value of $96,114 for the December 2020 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of two years; c) the price of the stock on the grant date of $0.86; d) expected volatility of 70.0%; and e) no expected dividend payments.

On February 12, 2021, the Company issued the February 2021 Compensation Warrants to purchase up to 2,340,000 Common Shares at an exercise price of $2.50 per Common Share at any time prior to February 12, 2026. The fair value of $1,898,959 for the February 2021 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of two years; c) the price of the stock on the grant date of $2.29; d) expected volatility of 70.0%; and e) no expected dividend payments.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

18. SEGMENT INFORMATION

The Company's operations are in one business segment: the development, manufacturing and marketing of medical devices. Each of the Company's product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company's long-lived assets are located in Canada. The Company carries on business in Canada, the United States and Europe. The Company earns revenue from sales to customers in the following geographic locations:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
REVENUE
Europe	$598,068	$284,047	$1,004,862	$764,442
Rest of the World	35,000	-	80,000	52,500
	$633,068	$284,047	$1,084,862	$816,942

Sales to the Company's three largest customers accounted for approximately 27%, 22%, and 12% of the Company's sales for the six months ended June 30, 2021. Sales to the Company's three largest customers accounted for approximately 14%, 12%, and 11% of the Company's sales for the six months ended June 30, 2020.

19. EMPLOYEE BENEFITS EXPENSE

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020

Salaries and wages	$2,050,840	$3,123,388	$4,348,726	$5,272,313
Pension plan and employment insurance	105,411	119,978	279,065	327,423
Contribution to defined contribution pension plan	36,181	61,174	74,610	110,237
Health benefits	102,480	145,186	232,735	321,528
Cash-based employee expenses	$2,294,912	3,449,726	4,935,136	6,031,501

Employee termination expense	309,056	-	309,056	-

Share-based payments	2,047,119	1,019,114	4,451,076	2,087,437
Total employee expenses	$4,651,087	$4,468,840	$9,695,268	$8,118,938

The $309,056 employee termination expense is related to the severance of approximately 40% of the staff as the Company has paused all activity on the Tiara TF devices (see note 1(b).

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

20. DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020

EXPENSES
Selling expenses
Share-based payments	$251,669	$61,113	$505,043	$111,301
Cash-based employee expenses	221,842	239,595	447,390	422,863
Other expenses	359,301	151,806	518,358	471,879
	$832,812	$452,514	$1,470,791	$1,006,043

General and administrative expenses
Depreciation	$77,109	$68,278	$151,295	$133,781
Share-based payments	1,689,521	562,377	3,346,025	1,186,070
Cash-based employee expenses	948,473	1,142,898	1,654,694	1,626,611
Employee termination expense	309,056	-	309,056	-
Write down of fixed assets for obsolescence	593,622	-	593,622	-
Litigation expenses	321,016	-	480,818	-
Accretion on collaboration, license and settlement agreements provision	25,508	48,895	50,468	96,740
Legal expenses and underwriters fees from financing activities	-	-	1,630,124	-
Other expenses	1,078,499	2,003,062	2,119,271	3,269,810
	$5,042,804	$3,825,510	$10,335,373	$6,313,012

Product development and clinical trials expenses
Depreciation	$115,902	$119,418	$228,005	$237,825
Share-based payments	105,929	395,624	600,008	790,066
Cash-based employee expenses	1,124,597	2,067,233	2,833,052	3,982,027
Other expenses	2,394,459	2,007,449	4,701,250	4,103,212
	$3,740,887	$4,589,724	$8,362,315	$9,113,130

TOTAL EXPENSES	$9,616,503	$8,867,748	$20,168,479	$16,432,185

Depreciation per Statements of Cash Flows	$193,011	$187,696	$379,300	$371,606

Share-based payments per Statements of Cash Flows	$2,047,119	$1,019,114	$4,451,076	$2,087,437

Cash-based employee expenses (see Note 19)	$2,294,912	$3,449,726	$4,935,136	$6,031,501

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

21. LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of Common Shares outstanding used for basic loss per share for the three and six months ended June 30, 2021, amounts to 67,509,361 and 39,768,556 (three and six months ended June 30, 2020: 12,219,739 and 11,575,925).

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020

Weighted average number of Common Shares	67,509,361	12,219,739	39,768,556	11,575,925
Loss for the period	$(9,033,014)	$(9,925,315)	$(11,200,429)	$(14,036,906)
Basic and diluted loss per share	$($0.13)	$(0.81)	$($0.19)	$(1.21)

Instruments that could potentially have a dilutive effect on the Company's weighted average shares outstanding include all of the outstanding convertible notes, restricted share units, stock options, stock appreciation rights, and warrants. These instruments are currently excluded from the calculation of diluted earnings per share as they are antidilutive for the periods presented.

22. RELATED PARTY TRANSACTIONS

The Company's key management personnel include members of the board of directors, executive officers, and former executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Short-term employee benefits
Employee salaries and bonuses	$753,249	$872,869	$1,135,160	$1,277,595
Directors fees	67,500	63,333	135,000	130,833
Social security and medical care costs	13,130	17,721	50,898	57,277
	833,879	953,923	1,321,058	1,465,705
Post-employment benefits
Contributions to defined contribution pension plan	6,646	10,335	15,526	19,029

Share-based payments	620,426	364,922	2,004,749	932,353
Total key management remuneration	$1,460,951	$1,329,180	$3,341,333	$2,417,087

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

23.   CONTINGENT LIABILITIES AND PROVISIONS

Litigation

Litigation resulting from third party claims has been, and may be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any pending claims, and future claims that may occur, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

Claims by CardiAQ in Germany

On June 23, 2014, Edwards Lifesciences CardiAQ LLC ("CardiAQ") filed a complaint against Neovasc in Munich, Germany (the "German Court") requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court's decision with the Appeals Court of Munich (the 'Appeals Court'). On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full. On March 30, 2020, the German Supreme Court granted CardiAQ leave to appeal the Appeals Court decision and at a hearing held on August 4, 2020 the German Supreme Court set aside the prior decision of the Appeals Court and remanded the matter back to the Appeals Court for a new hearing and decision. The hearing at the Appeals Court was held on February 25, 2021.

On May 20, 2021, the Appeals Court has upheld the first instance judgment of the German Court of June 16, 2017, in which the court had found that CardiAQ had contributed in part to the invention of the Tiara and awarded to CardiAQ co-entitlement rights to the disputed Tiara European patent application. There are no monetary awards associated with these matters (except for a decision on the statutory costs of the proceedings) and no damages award was recognized. Regarding the statutory costs of the proceedings, both parties bear 50% of the costs of the appeal proceedings before the Appeals Court. Neovasc bears the costs of the 2nd appeal proceedings before the German Supreme Court. Neovasc has not appealed this decision so as to preserve capital and move forward with our new strategic activities. The decision is now final.

Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the in the U.S. District Court for the District of Massachusetts (the "Court"), asserting two claims for correction of patent inventorship as to Neovasc's U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc's U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018. On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

23. CONTINGENT LIABILITIES AND PROVISIONS (continued)

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the "Action"), Neovasc Inc. and Neovasc Tiara Inc. (the "Neovasc Defendants") were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively the "Edwards Plaintiffs") against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the "BSC/Livanova Defendants"). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs' patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs' claim making related allegations. On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Neovasc Defendants, Boston Scientific and Livanova, has been dismissed on a no-costs basis. No damages award was recognized.

On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (collectively, "UPenn"), which resolved certain potential claims against the Company that had been previously disclosed. The collaboration and licensing agreement with UPenn contemplates certain fees being paid by Neovasc to UPenn, including fees in installments totaling $2.65 million over the four years following the agreement's execution. In addition, Neovasc agreed to pay UPenn a royalty of 1.0-1.5% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the collaboration and licensing agreement, certain potential claims against the Neovasc Defendants were resolved.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $495,653 as at June 30, 2021 representing the discounted value of future payments anticipated under the settlement agreement with UPenn. The Company has not accrued for any future royalty payments in the settlement agreement with UPenn as the amounts are undeterminable at this time.

On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, "Endovalve") filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The complaint sought injunctive relief, money damages, and attorneys' fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. The settlement agreement with Endovalve contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement's execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $741,416 as at June 30, 2021 representing the discounted value of future payments anticipated under the settlement agreement with Endovalve. The Company has not accrued for any future royalty payments in the settlement agreement with Endovalve as the amounts are undeterminable at this time.

Shareholder Litigation

On November 5, 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc Inc. ("Neovasc"), Fred Colen, Neovasc's CEO, and Christopher Clark, Neovasc's CFO: Gonzalez v. Neovasc Inc., et al., Case No. 7:20-cv-09313 (S.D.N.Y.) (the "Gonzalez Action"). The complaint in the Gonzalez Action purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between November 1, 2019 and October 27, 2020, inclusive. On November 25, 2020, a second putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc and Messrs. Colen and Clark: Siple v. Neovasc Inc., et al., Case No. 1:20-cv-09948 (S.D.N.Y.) (the "Siple Action"). The complaint in the Siple Action purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and October 27, 2020, inclusive.

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2021 and 2020 (Expressed in U.S. dollars)

23. CONTINGENT LIABILITIES AND PROVISIONS (continued)

Shareholder Litigation (continued)

The complaints in both the Gonzalez Action and the Siple Action contain similar allegations that the defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about Neovasc's business, operations, and prospects. Specifically, the complaints' allegations relate to the premarket approval process with the U.S. Food and Drug Administration for Neovasc's Reducer medical device for the treatment of refractory angina. Both complaints assert the same two causes of action: (i) a violation of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen and Clark.

On January 26, 2021, the court issued an order consolidating the Gonzalez Action and the Siple Action under a new case style: In re Neovasc Inc. Securities Litigation, Case No. 7:20-cv-09313 (S.D.N.Y.) (the "Consolidated Action"). The order also appointed Pratap Golla as Lead Plaintiff and the law firms of Pomerantz LLP and Holzer & Holzer LLC as Co-Lead Counsel for the Class in the Consolidated Action. The order further directed Lead Plaintiff to file a Consolidated Amended Complaint in the Consolidated Action. On March 19, 2021, Lead Plaintiff filed a Consolidated Amended Complaint.

The Consolidated Amended Complaint names Neovasc, Messrs. Colen and Clark, Bill Little, and Shmuel Banai as defendants.  The Consolidated Amended Complaint purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and January 15, 2021, inclusive.  The Consolidated Amended Complaint contains allegations similar to the complaints in the Gonzalez Action and the Siple Action and asserts the same two causes of action: (i) a violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen, Clark, Little, and Banai.

Defendants obtained permission to file a motion to dismiss the Consolidated Amended Complaint, which they served on June 14, 2021. Plaintiff served its opposition to the motion to dismiss on July 17, 2021. Defendants' reply in support of their motion to dismiss was served on August 6, 2021.

24.  SUBSEQUENT EVENTS

On July 13, 2021, the Company announced that it has appointed Lisa Becker as Vice President, Regulatory Affairs, Global Angina Therapies and Sarah Gallagher as Vice President, Clinical Affairs.

25.  AUTHORIZATION OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements for the three and six months ended June 30, 2021 (including comparatives) were approved by the audit committee on behalf of the board of directors on August 5, 2021.

(signed) Chris Clark

Chris Clark, Chief Financial Officer

(signed) Paul Geyer

Paul Geyer, Director